UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2019

Commission File Number: 001-38911

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CLARIVATE ANALYTICS PLC

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4th Floor, St. Paul's Gate, 22-24 New Street

St. Helier, Jersey

JE1 4TR

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Exhibits 99.1 and 99.2 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration No. 333-231405) of Clarivate Analytics Plc and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 99.3 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CLARIVATE ANALYTICS PLC
Date: May 15, 2019	By:	/s/ Jay Nadler
Jay Nadler Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Quarterly Report of Camelot Holdings (Jersey) Limited as of and for the Three Months Ended March 31, 2019.
99.2	Consolidated Balance Sheet of Clarivate Analytics Plc as of March 31, 2019.
99.3	Press Release Dated May 15, 2019 Announcing Camelot Holdings (Jersey) Limited’s Financial Results as of and for the Three Months Ended March 31, 2019.